UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Paramco Financial Group, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

699168 20 9

(CUSIP Number)

Douglas G. Gregg, President

Airline Communications, Ltd.

4610 So. Ulster Street, Suite 150

Denver, Colorado 80237

(720) 528-7303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 699168 20 9	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Airline Communications, Ltd. 73-1601153
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)	(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[X]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES	7	SOLE VOTING POWER 11, 567,560
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 11,567,560
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,567,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.23% (rounded)
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 699168 20 9	Page 3 of 6 Pages

Item 1.

Security and Issuer.

The class of equity securities to which this Second Amendment to Schedule 13D relates is the common stock, $.001 par value (the “Common Stock”), of Paramco Financial Group, Inc., a Delaware corporation (the “Delaware Issuer”).  The principal executive offices of the Delaware Issuer are located at 4610 So. Ulster Street, Suite 150, Denver, Colorado 80237.   The Deleware Issuer is the successor to Paramco Financial Group, Inc., a Nevada corporation (the “Nevada Issuer”), pursuant to the reorganization described in Item 3 below.

Item 2.

Identity and Background.

The name of the person filing this statement is Airline Communications, Ltd (“Airline”).  Its business address is 4610 So. Ulster Street, Suite 150, Denver, Colorado 80237.  It is a holding company incorporated in Nevada.  During the last five years, it has not been convicted in a criminal proceeding.  During the last five years, except as set forth hereinbelow, none of Airline, its officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Pursuant to a stipulated order dated November 12, 2002, between Douglas Gregg, who serves as a director and executive officer of Airline, and the State of Idaho, Department of Finance, Securities Bureau, Mr. Gregg admitted selling an unregistered security to one resident of the State of Idaho and agreed to be permanently enjoined from further sales of unregistered securities in the State of Idaho without the prior written consent of the Idaho Department of Finance.

Mr. Gregg is a director and executive officer of Airline.  This third amendment to Form 13D is being filed as a group with Mr. Gregg, who is filing his own separate report on Form 13D/A.

Item 3.

Source and Amount of Funds or Other Consideration.

The Nevada Issuer was reincorporated in Delaware through a merger of the Nevada Issuer into the Delaware Issuer, which was a newly formed Delaware corporation, with the Delaware Issuer surviving the merger.  Such reorganization was effected on April 8, 2003.  For more information relating to the reorganization, see the Information Statement on Schedule 14C filed with the SEC on March 17, 2003 and the Current Report on Form 8-K/A filed with the SEC on April 10, 2003.

Airline became the record and beneficial holder of 13,299,998 shares of the Common Stock of the Delaware Issuer on April 8, 2003 as the result of a reorganization, pursuant to which the outstanding shares of the Series D Convertible Preferred Stock of the Nevada Issuer were converted into shares of the Common Stock of the Delaware Issuer.  Prior to the reorganization, the outstanding shares of the Common Stock of the Nevada Issuer were converted into shares of the Series D Convertible Preferred Stock of the Nevada Issuer.

This Third Amendment to Schedule 13D is being filed to report a transaction whereby Airline disposed of shares of the Common Stock as described in Item 4, below.

Item 4.

Purpose of Transaction.

Airline became the record and beneficial holder of 13,299,998 shares of the Common Stock of the Delaware Issuer, as a result of the reorganization, on April 8, 2003.  A subsequent disposition of 1,585,000 restricted shares of Common Stock was reported by Airline on the Second Amendment to Schedule 13D, which was filed on or about April 12, 2004.

SCHEDULE 13D

CUSIP No. 699168 20 9	Page 4 of 6 Pages

On or about June 1, 2004, Airline transferred, in a non-public transaction, a 147,440 restricted shares of Common Stock, representing approximately 0.0026% of the total issued and outstanding shares of Common Stock, to an unrelated entity.  The purpose of the transaction was to satisfy certain obligations of Mr. Gregg.

At present, Airline has no plans or proposals that related to or would result in:

(a)

The acquisition by any persons of additional securities of the Delaware Issuer, or the disposition of securities of the Delaware Issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Delaware Issuer or any of its subsidiaries;

(c)

A sale of a material amount of assets of the Delaware Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Delaware Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Delaware Issuer;

(f)

Any other material change in the Delaware Issuer’s business or corporate structure;

(g)

Change in the Delaware Issuer’s character, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Delaware Issuer by any person;

(h)

Causing the Common Stock of the Delaware Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, specifically the OTC-BB;

(i)

Causing the Common Stock of the Delaware Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)

Any other action similar to any of these enumerated above.

Provided that, Mr. Gregg, in his capacity as Chairman of the Board and Chief Executive Officer of the Delaware Issuer, reserves the right to take any action, including those enumerated above, which is deemed to be in the best interest of the Delaware Issuer and which action is approved by the Board of Directors of the Delaware Issuer.

Item 5.

Interest in Securities of the Issuer.

Airline owns of record and beneficially 11,567,560 shares of the Common Stock of the Delaware Issuer, representing 20.23% of all shares of the Common Stock of the Delaware Issuer.  It has the sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of such 11,567,500 shares of the Common Stock of the Delaware Issuer.

By means of his serving as a director and executive officer of Airline, Mr. Gregg is deemed to have a beneficial interest in the 11,567,560 shares of the Common Stock of the Delaware Issuer that is owned of record and beneficially by Airline.  In addition, Mr. Gregg is the record and beneficial owner of 7,312,505 shares of the Common Stock of the Delaware Issuer.  The total of 18,800,065 shares of the Common Stock of the Delaware Issuer represents 33.03% of all shares of the Common Stock of the Delaware Issuer as of the date hereof.  Other than set forth herein, Mr. Gregg has no other interest, either of record or beneficially, in the Common Stock of the Delaware Issuer.

SCHEDULE 13D

CUSIP No. 699168 20 9	Page 5 of 6 Pages

By means of his serving as a director and executive officer of Airline, Mr. Gregg has sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of such 11,567,500 shares of the Common Stock of the Delaware Issuer.  In addition, Mr. Gregg has the sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of the 7,312,505 shares of the Common Stock of the Delaware Issuer of which he is the record and beneficial owner.  Other than set forth herein, Mr. Gregg does not possess any shares power to vote or to direct the vote, or shares power to dispose or to direct the disposition of any securities of the Delaware Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be filed as Exhibits.

A.

Agreement and Plan of Merger, which is Exhibit A of the Information Statement on Schedule 14C filed with the SEC on March 17, 2003.

B.

Certificate of Designations, Preferences, and Rights of Series D Convertible Preferred Stock of Paramco Financial Group, Inc., which is Exhibit 4.3 of the Current Report on Form 8-K filed with the SEC on April 14, 2003.

SCHEDULE 13D

CUSIP No. 699168 20 9	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:

June 1, 2004

Airline Communications, Ltd.

By:  /s/ Douglas G. Gregg

Douglas G. Gregg

Chief Executive Officer